

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 13, 2016

Via E-mail
James Watt
Chief Executive Officer
Brewdog USA Inc.
65 E State St, Suite 1800
Columbus, Ohio 43215

> **Re: Brewdog USA Inc.**
> **Amendment Nos. 1, 2 and 3 to Offering Statement on Form 1-A**
> **Filed May 2, 2016, May 3, 2016 and May 4, 2016**
> **File No. 024-10532**

Dear Mr. Watt:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2016 letter.

Part II – Offering Circular

Cover Page

1. We note your response to comment 2; however, we do not see the legend, so we reissue the comment. Please include the legend required by Rule 254(a) of Regulation A.

Report of Independent Auditors, page 3

2. We note your response to comment 8 in our letter dated April 7, 2016. Please tell us why the language in the first sentence of paragraph two does not refer to generally accepted accounting principles "in the United States of America," as set forth in Illustration 1 of

AU-C Section 7000.63 of the Audit Standards Codification issued by the AICPA. Please provide the applicable guidance in your response or revise the language in the audit report in your next amendment.

Interest of Management and Others in Certain Transactions, page 51

3. We note your response to comment 6. Please disclose James Watt's and Alan Dickie's interest in these transactions as required by Item 13(a) of Part II of Form 1-A. See Instruction 3 to Item 13(a) of Form 1-A.

Securities Being Offered, page 51

4. We note your response to comment 9 and that you added the statement "[t]he common stock will not be subject to further calls or assessment by the Company." We also note the statement following your addition that "[t]here are no corporate documents that limit liability to holders of Common Stock to further calls or to assessment by the issuer." Please revise your disclosure to reconcile these statements.

Exhibits

Exhibit 1A-11 Consent of Independent Auditors

5. Please revise to include a currently dated consent of the independent auditors that refers to the appropriate amendment to the 1-A registration statement and to the appropriate filing date for the amendment.

You may contact Brian McAllister at (202) 551-3341 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Kendall Almerico, Esq.
    DiMuroGinsberg, P.C.